Exhibit 99.1

Challenger Energy Corp.
Consolidated Financial Statements
For the nine month period ended September 30, 2006
(unaudited)

Challenger Energy Corp.
Consolidated Balance Sheet
($CDN)

	September 30, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	8,298,907	1,147,876
Accounts receivable	106,403	53,636
	8,405,310	1,201,512

Petroleum and natural gas properties (Note 3)	10,620,973	540,424
	19,026,283	1,741,936
LIABILITIES
Current
Accounts payable and accruals	188,165	144,975
	188,165	144,975

Asset retirement obligation	3,182	2,981
	191,347	147,956

Shareholders’ Equity
Share capital (Note 3)	16,704,458	2,019,750
Warrants (Note 3)	3,421,900	104,063
Contributed surplus (Note 4)	1,240,019	19,939
Deficit	(2,531,441)	(549,772)
	18,834,936	1,593,980
Going concern (Note 1)
Related party transactions (Note 7)
Commitments and contingencies (Note 9)
Subsequent events (Note 10)
	19,026,283	1,741,936

Approved on behalf of the Board of Directors:

“Greg Noval” (signed)
Greg Noval

“Neil MacKenzie” (signed)
Neil McKenzie

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.
Consolidated Statement of Loss and Deficit
($CDN)

	For the 3 months ended September 30, 2006	For the 9 months ended September 30, 2006
	(unaudited)	(unaudited)
Revenue
Oil and natural gas sales	$39,638	$133,927
Royalties net of royalty tax credit	(10,323)	(33,671)
Net Production Revenue	29,315	100,256

Interest on deposits	102,686	314,954
	132,001	415,210

Expense
Professional fees	160,305	389,714
Stock based compensation	499,661	1,231,236
Office and administration	72,514	302,685
Listing fees	—	11,793
Depletion, depreciation and accretion	29,690	84,176
Production and operating costs	8,277	15,436
Miscellaneous	10,142	10,959
	780,589	2,045,999

Net loss from operations	(648,588)	(1,630,789)
Foreign exchange gain (loss)	1,021	(350,880)
Net loss for the period (Note 1)	(647,567)	(1,981,669)

Deficit at beginning of period	(1,883,874)	(549,772)

Deficit at end of period	$(2,531,441)	$(2,531,441)

Loss per share (Note 5)	$(0.02)	$(0.07)

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.
Consolidated Statement of Cash Flows
($CDN)

	For the 3 months ended September 30, 2006	For the 9 months ended September 30, 2006
	(unaudited)	(unaudited)
Cash provided by (used for) the following:
Operating
Net earnings (loss)	(647,567)	(1,981,669)
Items not involved in cash for operations
Foreign exchange (gain) loss	(1,021)	350,880
Depletion, depreciation and accretion	29,690	84,176
Stock-based compensation	499,661	1,231,236
Change in non cash working capital	73,276	(9,576)
	(45,961)	(324,953)

Financing
Issue of Common Shares (net of issue costs)	—	17,991,388

Investing
Acquisition of petroleum and natural gas assets	(40,433)	(10,164,524)

Increase (decrease) in cash and cash equivalents	(86,394)	7,501,911

Foreign exchange gain (loss)	1,021	(350,880)
	(85,373)	7,151,031
Cash and Cash Equivalents at Beginning of Period	8,384,280	1,147,876
Cash and Cash Equivalents at End of Period	8,298,907	8,298,907

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the 9 months ended September 30, 2006

1.             Significant Accounting Policies

The interim financial statements of Challenger Energy Corp. (“the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005 except that the Company has began preparing consolidated financial statements due to the incorporation of a wholly owned subsidiary Challenger Energy Trinidad and Tobago Ltd. These accounts include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts have been eliminated. In addition, the Company began transactions in foreign currencies and translated them into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in the determination of net income for the current period.

Going concern and economic dependence

The Company is in the exploration stage and is publicly traded on the TSX Venture Exchange. As at September 30, 2006, the Company is in the process of exploring its oil and gas properties in Trinidad and Tobago as well as Canada with its joint venture partner (operator) and has not yet determined whether these properties contain reserves that are economically recoverable.

The Company’s ability to continue to participate in the Participation Agreement, and any future participation in the Trinidad Participation Agreement and the Farm-out Agreement (as defined in the Company’s December 31, 2005 annual financial statements) is entirely dependent on Canadian Superior Energy Inc., fulfilling its obligations and meeting its terms of its contracts with the respective governments. The Company’s contracts are with Canadian Superior Energy Inc. and the respective governments have no obligations to Challenger Energy Corp. During the nine months ended September 30, 2006, 99% of Challenger’s investing activities were in respect to Challenger Energy Corp. paying 1/3 of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract between Canadian Superior Energy Inc. and the Government of Trinidad and Tobago.

The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, Canadian Superior fulfilling its obligations and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of commitments (see note 9) in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its commitments as they become due. The Company’s ability to continue as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom, and to continue to obtain borrowings and/or financings from third parties sufficient to meet current  and future obligations. These financial statements do not reflect the adjustments or reclassification of assets and liabilities which would be necessary if the Company were unable to continue its operations.

The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2005.

Prior to December 31, 2005, the Company did not prepare financial statements on a quarterly basis. Accordingly, comparative statements have not been presented.

2.             Petroleum and Natural Gas Properties

Balance at December 31, 2004	$—
Additions	555,344
Add: asset retirement obligation	2,735
Less: accumulated depletion and depreciation	(17,655)
Balance December 31, 2005	540,424
Additions	10,164,524
Less: depletion and depreciation	(83,975)
Balance September 30, 2006	$10,620,973

At September 30, 2006 the Company has excluded $10,148,545 of oil and gas properties relating to unproved properties from costs subject to depletion, which relate to its interests in Trinidad and Tobago.

3.             Share capital

                a) Authorized

Unlimited number of voting common shares

Unlimited number of First Preferred shares and Second Preferred shares

                b) Issued share capital:

	Number	Amount
Common shares

Balance at December 31, 2005	22,599,564	$2,019,750
Private Placement (net of value attributed to attached warrants)	8,644,444	16,143,319
Issue costs	—	(1,458,611)
Balance at September 30, 2006	31,244,008	$16,704,458

At September 30, 2006, a total of 10,125,000 common shares were held in escrow (December 31, 2005: 15,100,000).

                c) Preferred shares

Preferred shares may be issued in one or more series, and the Directors are authorized to fix the number of shares in each series and to determine the designations, rights, privileges, restrictions, and conditions attached to the shares of each series.

                d) Stock options

The Company has adopted an incentive stock option plan whereby the Company may grant options to its directors, officers, employees, and consultants. The stock option plan was amended by the shareholders of the Company on May 30, 2006 where the total options issuable in the plan is the greater of 6 million options or 10% of the issued and outstanding shares. These options are exercisable for a period of five years from the date of grant, are priced at the fair value of the shares at the time of the grant, and are included in compensation expense over the vesting period with an offsetting credit to contributed surplus.

	Number of Options	Weighted Average Exercise price	Expiry (years)
Balance, December 31, 2005	1,800,000	0.13	4.2
Granted	3,420,000	2.18	4.6
Balance, June 30, 2006	5,220,000	$1.47	4.3

In respect to the 5,220,000 shares options outstanding, 287,500 were exercisable at September 30, 2006 (December 31, 2005: Nil).

                e) Purchase Warrants issued:

In the nine months ended September 30, 2006, the Company issued 8,644,444 units for gross proceeds of approximately $19.5 million, relating to a best efforts unit offering. Each $2.25 unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase a common share until December 31, 2006 at a price of $2.75 per common share. The weighted average fair value per each warrant was estimated to be $0.77.

Details of warrants outstanding at September 30, 2006 are as follows:

	Number of Warrants	Fair Value ($)	Weighted Average Exercise Price	Weighted Average Expiry (years)
Balance at December 31, 2005	1,500,000	104,063	0.18	3.54
Issued Warrants in private placement	4,322,222	3,306,680	2.75	0.84
Stock based compensation — expense		11,157	—	—
Balance at September 30, 2006	5,822,222	3,421,900	$2.09	0.90

The fair value of the warrants issued was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

2006
Risk free interest rate (%)	3.5%
Expected volatility (%)	50%
Expected life (years)	0.84
Expected dividends	—

4.             Contributed Surplus

Changes in contributed surplus are as follows:

Balance at December 31, 2005	$19,939
Stock Based Compensation — expense	1,220,080
Options exercised	—
Balance at September 30, 2006	$1,240,019

5.             Loss per share

The basic weighted average number of shares for the nine months ended September 30, 2006, is 29,385,140, and for the three months ended September 30, 2006, is 31,244,008. Diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of share options and warrants is anti-dilutive.

6.             Stock-based compensation

During the nine month period ended September 30, 2006, options on 3,420,000 common shares with a weighted average exercise price of $2.18 per share were granted to directors, officers, employees, and consultants. The options remaining at September 30, 2006 vest over a period of two to three years, and expire five years from the issue date. The weighted average fair value of the options issued in the nine month period ended September 2006 was determined to be $1.46 per option. During the nine month period ended September 30, 2006, stock based compensation expense of $1,231,236 was recognized with an offsetting credit to contributed surplus.

The fair value of the options and warrants issued was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

2006
Risk free interest rate (%)	3.5 to 4.5%
Expected volatility (%)	50%
Expected life (years)	5
Expected dividends	—

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants.

7.             Related party transactions

The Company has entered into agreements with Canadian Superior Energy Inc. (“Canadian Superior”), which is a related party, as the Chairman and Director of the Company is also the Chairman, Chief Executive Officer, and a Director of Canadian Superior. As a result of the foregoing, related party transactions have occurred between the Company and Canadian Superior and may also occur in the future. In the nine months ended September 30, 2006, $10.1 million was paid by the Company to Canadian Superior in respect to the Block 5(c) Participation Agreement. In addition, the Company has paid $30,242 for aircraft rentals and administrative support services at commercial terms to a company controlled by a Director of the Company.

8.             Asset Retirement Obligation

The Company has estimated the total undiscounted cash flows required to settle its asset retirement obligation to be approximately $5,000, which will be incurred between 2010 and 2012.

9.             Commitments and contingencies

In respect to the Block 5(c) Participation Agreement described in Note 1, the Company is also obligated to pay its 1/3 of Canadian Superior’s costs incurred to that date as set-out in the production sharing contract. With its April 1, 2005 payment of $2.9 million, the Company is committed to participate in three wells in Block 5(c) with Canadian Superior. The total estimate for the Company’s share of the first well is between $14.5 and $18.3 million (estimate spud date is first quarter of 2007) and as of September 30, 2006 the Company has funded $10.1 million of this obligation. The estimate for Challenger’s share of the 3 well commitment is estimated at $40 million. For each of the three wells, the actual costs to fund its one-third share is unknown to date and can only be estimated. The actual funding costs may be higher or lower.  The obligations to Canadian Superior are due in US dollars (the Company holds the majority of its cash in US funds) and therefore, the Company’s projected funding obligation is subject to the actual cost incurred by Canadian Superior and fluctuation in exchange rate.

The Company, as a result of the reverse takeover and merger with Global Express Energy (“Global”) as described in Note 1 of the December 31, 2005 audited financial statements, Global was named as defendant in a lawsuit by National Income Protection Plan Inc. (formerly Assure Health Management), seeking to recover damages allegedly sustained by them as a result of breach of an implied term in the contract between the parties. Accordingly through the reverse take-over and a merger with Global, the Company is a party to the litigation. The Company has been indemnified by a third party for any costs or damages that may result from this claim. In the opinion of the Company and indemnifying third party, the action is without merit. The plaintiff is seeking costs and damages in the amount of approximately $700,000 and the Company and the indemnifying party are aggressively dealing with this matter.

No amount has been accrued for this claim in the financial statements.